

October 19, 2011

<u>Via E-mail</u>
Mr. Daniel R. Peralta
President and Chief Executive Officer
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Boulevard, Suite 1103
Scottsdale, Arizona 85260

      Re: **Delta Mutual, Inc.**
              Form 10-K/A for Fiscal Year Ended December 31, 2009
              Filed July 21, 2010
              File No. 000-30563

Dear Mr. Peralta:

      We issued oral comments to you on **May 17, 2011** regarding correspondence filed by you on April 15, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **November 2, 2011** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by **November 2, 2011**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Daniel R. Peralta
Delta Mutual, Inc.
October 19, 2011
Page 2

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Michael Paige, Esq.